Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Reporting Issuer
MAG Silver Corp. (the "Company")
800 West Pender Street, Suite 770
Vancouver, BC  V6C 2V6
Item 2. Date of Material Change
March 30, 2017
Item 3. News Release
A news release announcing the material change was disseminated on March 30, 2017 through Marketwired, and a copy was subsequently filed on SEDAR.
Item 4. Summary of Material Changes
On March 30, 2017 the Company announced that at its Cinco de Mayo Property ("Cinco de Mayo"), with the continuing Ejido impasse, the Company has concluded that as at December 31, 2016, the likelihood of regaining surface access is indeterminable.  The Company has therefore recognized an impairment under International Financial Reporting Standards in the year ended December 31, 2016. The Company will continue to maintain its mineral concessions in good standing and efforts to restore the surface access continue.
Item 5. Full Description of Material Change
On March 30, 2017 the Company announced that at Cinco de Mayo, with the continuing Ejido impasse, the Company has concluded that as at December 31, 2016, the likelihood of regaining surface access is indeterminable.  The Company has therefore recognized an impairment under International Financial Reporting Standards in the year ended December 31, 2016. The Company will continue to maintain its mineral concessions in good standing and efforts to restore the surface access continue.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not Applicable.
Item 8. Executive Officer
For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9. Date of Report
This material change report is dated April 3, 2017.